One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	rosemarie.thurston@alston.com

June 15, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	O’Donnell Strategic Industrial REIT, Inc. File No. 333-170173

Dear Ms. Gowetski:

This letter sets forth the response of our client, O’Donnell Strategic Industrial REIT, Inc. (f/k/a O’Donnell Strategic Gateway REIT, Inc.) (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Staff”) in the letter dated May 23, 2011, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. The Issuer has today filed an amendment (“Amendment No. 4”) to the Registration Statement via EDGAR. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 4.

Management Compensation, page 86

1. Comment: We note your disclosure in footnote 3 on page 89 regarding the $25 fee per subscription agreement. Please disclose this fee in the table. Additionally, please quantify this amount assuming only the minimum purchase of $2,000 is made per agreement. Further, please explain the purpose of this fee.

Response: In response to the Staff’s comment, the Issuer has revised pages 12 and 86 to include disclosure regarding the $25.00 fee per subscription agreement (the “Subscription Fee”) in the sections of the management compensation tables entitled “Other Organization and Offering Expenses.”

As disclosed on pages 12 and 86, the Subscription Fee is payable to an affiliate of the Issuer’s dealer manager (the “Dealer Manager”) as compensation for performing services related

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Jennifer Gowetski

June 15, 2011

to reviewing and processing subscription agreements for the Issuer’s common stock. These services include reviewing subscription agreements for completeness and accuracy, following up with subscribers or other appropriate parties (such as financial advisers, trustees or custodians) with regards to incomplete information provided in subscription agreements and working to obtain any necessary supporting documentation that was not provided. The payment of a fee for the performance of subscription agreement review and processing services is standard industry practice and, as the Issuer notes on pages 12 and 86, the Subscription Fee will be paid by the Issuer to an affiliate of the Dealer Manager in lieu of paying the same fee to the Issuer’s transfer agent as compensation for the performance of comparable services.

The Issuer acknowledges the Staff’s comments to the sales literature submitted by the Issuer on May 4, 2011 and has responded to the Staff’s comments to the sales literature under separate cover.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/    Rosemarie A. Thurston

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance

Mr. Jason W. Goode, Alston & Bird LLP

Mr. Douglas D. O’Donnell, The O’Donnell Group, Inc.

Mr. Christopher S. Cameron, The O’Donnell Group, Inc.

Mr. Heath D. Linsky, Morris, Manning & Martin LLP